Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp.

(Commission File No. 001-39560)

Project Prestige: Rocket Lab Employee Email

Document Purpose: The following is a draft email to be sent by Peter Beck to Rocket Lab employees shortly after the public announcement of the merger with Vector Acquisition Corp.

FINAL EMAIL

Hi everyone,

We have reached an exciting milestone in Rocket Lab’s history. We’re on the path to becoming a publicly traded end-to-end space company through a merger with a special purpose acquisition company, or SPAC, Vector Acquisition Corporation.

Reaching this point is a testament to our strong business fundamentals and all that we have accomplished together. Naturally, you may be curious what this announcement means for our team members. Importantly, this transaction will bolster our growth and will help us fund the development of Neutron while we continue expanding our space systems offering. It will also equip us to move into the space applications market.

Later today, we’ll be holding an all-hands to share more detail about what this means for our team and for Rocket Lab’s future. For now, here’s a few key things to note.

We are confident this is the right step at the right time. As you know very well, we have spent the last several years demonstrating our ability to seize growth opportunities and have invested heavily in expansion. Our numbers speak for themselves—not only are we the small rocket launch leader, we are the second most frequently launched rocket in the U.S. annually and the fourth most frequent launcher globally. From Electron to Photon and, now, to Neutron—and may accomplishments in between—we have emerged as an industry-leading end-to-end space solutions provider. Accordingly, we decided that the next logical step to unlock our full growth potential is to tap into the public markets.

Rocket Lab employees will now have an opportunity to be part of—and contribute to—a publicly traded company. As we move forward, our purpose and goals remain unchanged. We have always said that we were just getting started and, as a public company, we will be poised to accelerate our momentum.

That said, it’s important to note that this announcement doesn’t change our day-to-day operations in the near term. It’s business as usual and no changes to our organizational structure are expected. Now, more than ever, we need to stay focused and execute to the same high standard we always have.

Additionally, please know that this is just the first step in the process. Until the transaction closes, which we expect to occur in Q2 2021, Rocket Lab remains a separate and private company. As we transition to become a public company, we must abide by all necessary rules and regulations.

It cannot be overstated—this moment would not be possible without our incredibly talented team. You have all been integral in helping us redefine how we access space and we are well-positioned to take this next step because of your steadfast commitment and hard work.

We are, and intend to remain, the global leader in dedicated small satellite launch and spacecraft. Now, we can just think even bigger. Looking ahead, you will all play a key role in driving Rocket Lab’s next phase of growth.

I look forward to sharing more with you at today’s all-hands. We will be detailing some specific communications guidelines then but, as always, we ask that you do not share any details you have about the Company externally.

Cheers,

Pete

Additional Information

This communication relates to a proposed transaction between Rocket Lab USA, Inc. (“Rocket Lab”) and Vector Acquisition Corporation (“Vector”) This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vector and Rocket Lab intend to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Rocket Lab and Vector shareholders. Rocket Lab and Vector will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Rocket Lab and Vector are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rocket Lab and Vector through the website maintained by the SEC at www.sec.gov.

The documents filed by Vector with the SEC also may be obtained free of charge upon written request to Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The documents filed by Rocket Lab with the SEC also may be obtained free of charge upon written request to Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, CA 90808.

Participants in the Solicitation

Rocket Lab, Vector and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vector’s shareholders in connection with the proposed transaction. A list of the names of such directors, executive officers, other members of management, and employees, and information regarding their interests in the business combination will be contained in Vector’s filings with the SEC, including Vector’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020, which was filed with the SEC on November 16, 2020, and such information and names of Rocket Lab’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by Rocket Lab and Vector, which will include the proxy statement of Vector. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the registration statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.